INVEST IN **WORLD TREE**

Forestry for profit and purpose

PITCH VIDEO   INVESTOR PANEL


worldtree

worldtree.eco   El Segundo CA

Technology   Main Street   Retail   Clean Tech   Sustainability

Highlights

1. $8.7M Raised to date - 300 tree farms funded.
2. EARLY BIRD RATE - first investors will receive a price per unit of $2.00 (regular rate of $2.25)

2. EARLY BIRD RATE - first investors will receive a price per unit of $2.00 (regular rate of $2.25)

3. Clear exit - targeted return 4x investment
4. Fast-growing, renewable hardwood lumber in just 10 years.
5. Expert team & largest grower of Empress Splendor trees in North and Latin America.
6. Featured on Adrien Grenier's Earth Speed https://www.youtube.com/watch?v=bnLVq7EcmTI
7. Climate-smart forestry, training and support from Kiss the Ground

Our Team



Doug Willmore   Chief Executive Officer



Doug has more than 25 years of experience successfully leading organizations large and small in both the public sector and private sector. He has led organizations with more than 4,000 employees and $800M in annual revenues.



Dr Cathy Key President & Chief Business Development Officer

Cathy has a Ph.D. in Anthropology. She has specialized in the development of cooperative business models that help people and Mother Nature.



Terry Rodrigue Chief Operations Officer

Terry is a professional engineer and an experienced business executive. Terry has an MBA from the University of Southern California and has provided executive level consulting to pubic agencies and private companies throughout his career.



Deborah Cullen Chief Financial Officer & CAO

Deborah has more than 30 years of experience as a finance executive and as an accounting and audit professional. She has managed annual budgets exceeding $500M.



Jesus Espinoza Director of Forestry and Farms

30 years of experience in forest productivity, genetics research, and operational management. Former Director of Global Silviculture Practice at GreenWood Resources' Forestry Investment Funds and Center of Forestry Research and Applied Management.



Cultivo Paulownia Manager of Latin America

Mariana Alfaro (Wefunder handle Cultivo Paulownia) oversees the Costa Rica team and has been instrumental in bringing World Tree's programs to Guatemala and Mexico.



Daniel De Souza Silviculture Applied Operations Research Manager

Forester with a Ph.D. in Forest Management, with experience in cultivating and managing fast-growing trees (like Paulownia) and carbon offset projects. Daniel has worked in Venezuela, Central America, and the SE and NE regions of the US.



Thierry Bodson Climate, Carbon, & Social Impact Programs Manager

Agricultural Engineer with a master's degree in environmental science and training to restore natural systems. 12 years of experience developing project proposals and managing projects collaborating with farmers' communities in Africa and South America.



John Jack Matson Director of Lumber

Over 30 years of experience in the hardwood lumber industry. Jack is a 9th generation lumberman and has been responsible for more than $500M in hardwood sales in his career, as well as purchasing, manufacturing, and marketing new hardwood products."



Andrew Norris Head of USA Forestry and Farms

Andy has a BS from Virginia Tech in Forest Resource Management and has over 30 years of timber procurement experience and managed 1M acres of timber across 14 states in the U.S.



Wendy Burton Founder & Co-Chair of World Tree



Rita @ World Tree

Our Story

WHAT WE'RE ABOUT

World Tree has created a completely new approach to forestry. Using climate-smart agriculture, our carefully selected tree species produce quality hardwood in only 10 years - a fraction of the time it takes other trees to grow.

Thanks to the support of our WeFunder community, World Tree has already planted over 5000 acres of Empress trees with more than 300 farmers. Our trees are thriving and we are on track to meet our investment targets of at least 4x return. Equally important, we are improving the lives of farmers, restoring the soil, cleaning the air and protecting our forests.

We are now open for investment in our 2022 Eco-Tree Program. Every $4000 funds one acre of fast-growing Empress trees with our network of farmers. These trees will be harvested in approximately 10 years, with profits shared between World Tree, our farmers and investors. Investors receive a 25% pro-rata share of profits from all growing regions.

A SUSTAINABLE APPROACH TO FORESTRY


FARMERS
SOIL
CLIMATE

Improving the lives of farmers and future generations

Restoring the soil through agricultural best practices

Cleaning the air and protecting our old growth forests

THE WOOD OF THE FUTURE

Wood consumption is on the rise, but supplies are diminishing.

Global demand for timber is predicted to quadruple by 2050. With 30% of the world's trees already on the verge of extinction, finding a sustainable supply is a huge issue. If we don't change our approach to forestry now, we will lose even more of our native forests and continue a downward spiral of deforestation, loss of biodiversity and important carbon sinks.

World Tree has a solution. Our managed tree farms produce a beautiful versatile hardwood called Empress Splendor. This blonde lumber is strong yet light, does not warp or rot and is a fantastic replacement for cedar, ash, balsa and other

commonly used at-risk tree species.


ECO-TIMBER TO REPLACE AT-RISK TREE SPECIES
BEAUTIFUL
FUNCTIONAL
VERSATILE
Natural blonde grain accepts stains or other finishes
Lumber has high strength-to-weight ratio and doesn't warp
Can be used in a wide variety of large market applications

Fast Growing Eco-Timber that Restores the Earth

The Empress Splendor (*Paulownia elongata & fortunei*) is an extremely fast-growing hardwood tree that reaches maturity in just 10 years. In the time it takes to harvest and grow a pine tree, the Empress will produce 3 harvests.

The Empress is a natural beauty, non-GMO and non-invasive. The massive, heart-shaped leaves absorb huge amounts of carbon to power its extraordinary growth.

After harvest, the Empress regenerates from the stump – without replanting. The strong, healthy root system produces vigorous new growth, which with proper pruning will quickly develop into a new tree. It will do this up to 7 times, creating a truly sustainable source of lumber for generations to come.


FAST GROWING EMPRESS TREES
PRODUCE HARDWOOD LUMBER IN JUST 10 YEARS
3 MONTHS
2 YEARS
10 YEARS

How it Works: World Tree's Eco-Tree Program

Every year we bring together a new group of farmers and investors. Our investors provide the funding, our farmers grow the trees and World Tree's team of

foresters manage the entire operation.

For every $4,000 invested in this offering we will plant 1 acre of Empress trees. The trees are planted across dozens of farm locations in the United States, Mexico, Guatemala and Costa Rica. This way we can diversify risk and maximize impact.

This is our third year of bringing Wefunder investors into the program. Each cohort of investors participates in a completely different and distinct crop of Empress trees.

Together we are fulfilling our goal of growing big, beautiful Empress trees that guzzle up carbon and can be harvested for eco-lumber.



TIMELINE OF EVENTS
Investors fund
INVESTOR
WORLD TREE
Trees are propogated
Trees shipped to eligble farmers
WORLD TREE
FARMERS
Farmers plant and care for trees
World Tree supports and manages farmers
WORLD TREE
FARMERS
Trees ready to be harvested in 8-12 years
World Tree harvests trees and markets the lumber
WORLD TREE
WORLD TREE
World Tree sells lumber
Investors receives portion of profit from sale
INVESTOR
FARMERS
Trees regrow from the stump and farmers have a new income stream

QUALITY HARDWOOD IN 10 YEARS

Empress trees produce a beautiful blonde, straight-grained hardwood. As light as balsa, as strong as pine, and water resistant, it is known as the "aluminum of lumber" due to its high strength-to-weight ratio.

The wood can be used for furniture, window blinds, veneers, musical instruments, surfboards, and more. Architects have begun using Empress in green buildings as a finishing wood due to its high insulating qualities.



World Architecture Festival 2018 Finalist
World Tree is targeting the high-end markets, focusing on products with long life-spans to maximize the time the carbon is stored. These markets are huge - covering everything from veneers, furniture, musical instruments to board sports and marine industries.


TOTAL ADDRESSABLE MARKET
$81.9 BILLION
Musical Instruments
$4.5B
Exceeds acoustic vibration parameters and does not warp over time
Finishing Materials
$14.9B
Light weight and high insulating qualities Resistance to warping, mold and moisture.
Marine Applications
$18.5B
Light, strong, buoyant and highly water-resistant. Resistant to delamination due to water exposure
Veneers
$33B
Peeled at a thickness of less than 1mm, when most other veneers are peeled at thicknesses 2mm or above
Wooden Furniture
$5.8B
High strength-to-weight ratio, displays finishes beautifully, and does not warp or crack over time
Board Sports
$5.2B
Water resistant, light weight yet strong
SAVING ON
SHIPPING COSTS
high strength-to-weight ratio; cutting down on expensive transport and building costs
WASTE MATERIALS
regenerative; grows back from the stump and yields more usable lumber than other timbers
TIME TO MARKET
fast drying; from weeks to days comparable to months for other woods

Return on Harvest

World Tree offers our investors a clear exit upon harvest (8-12 years), with anticipated returns of up to 4x your investment. Profits will be distributed when the trees are harvested and sold in 8-12 years. Farmers receive 50%, Investors 25% and World Tree 25%.

Returns depend on the volume and quality of lumber produced. In practice, we expect our farms to produce a mix of low, medium, and high-grade lumber and we are currently modelling a blended average price of $6/BF.

The graph below shows the potential return on a 1-acre investment based on tree survival of 75%.


Potential return on a $4,000 investment (1 acre)
$18,000
$13,500
$9,000
$4,500
POTENTIAL LUMBER RETURN
25%
50%
75%
TREE SURVIVAL

Managing Risk

We're dealing with Mother Nature and that means crop failure is a significant risk factor. For instance, a farm may fail due to severe weather and/or pests. It may also fail because a farmer is unable to care for the trees.

To protect your investment, we plant the trees across dozens of farms many thousands of miles apart. If anything should happen to one stand of trees, this should not have a significant impact on the overall return.


UNITED STATES


GUATEMALA


MEXICO


COSTA RICA

The trees are most vulnerable in the first two years, and we replace trees that get damaged during this time.

Participating farmers are carefully chosen based on their land location and their commitment to the long-term success of the program.

World Tree visits every farmer at least once a year. We work hand in hand with them every step of the way and do our best to ensure a profitable experience for everyone involved.


LOCATION

Trees are planted across many growing locations in 4 different countries to spread risk.


EDUCATION

Growers receive ongoing training online and in person.


TECHNOLOGY

State of the art forest monitoring and auditing software


CONTINGENCY

Funds are allocated for replacement trees.


SCIENCE

Specialized genotype selection for region and climate

Meaningful Impact

World Tree is an impact-focused company. Our programs offer multiple environmental and social benefits. Our 2021 Impact Report describes our measurable impact on poverty, economic growth, sustainable consumption, and climate action.

A recent report by Ostrom Climate found the Empress Splendor to be one of the most efficient trees for carbon removal on the planet. One acre of Empress trees will absorb about 30 tons of carbon per year. That's approximately the carbon footprint of a north American couple.

In addition to carbon drawdown, the Empress Splendor has many other ecosystem benefits including:


SUPPORTS OTHER CROPS
RESTORES THE SOIL
SUPPORTS POLLINATORS

Regenerative Farming in Action

Planting Empress trees naturally helps overcome some of the damage caused by industrial agriculture and to indeed regenerate the land back to its natural state. Empress trees can grow on degraded farmland and former pastureland, naturally replenishing the soil with nitrogen and carbon, and raising the water table, benefiting the entire local ecosystem.

To enhance our understanding further, we have recently partnered with Kiss the Ground and the Soil Health Academy to offer the Regen Ag 101 program to our US farmers and staff at no charge.

The Empress tree itself is regenerative – it will regrow from the stump after harvest multiple times, each time creating a new tree without the need to replant – making it a truly renewable resource!

REGENERATING LAND BACK TO IT'S NATURAL STATE

KISS the GROUND — SOIL ADVOCACY

SOIL HEALTH ACADEMY — FARMER EDUCATION

UnderstandingAG — BEST PRACTICES

Commitment to Diversity

World Tree is committed that the Eco-Tree Program includes a diversity of people, cultures, and backgrounds. Our CFO, Deborah Cullen, is a member of the Paiute tribe and has spent her lifetime working to improve conditions for her tribe and other indigenous tribes. Our forestry team is 75% people of color. Our senior leadership is 50% women – highly unusual in forestry.

This year we are bringing our commitment to diversity to the forefront – so that we continue to improve our ability to provide opportunities to all. In particular, we are focused on our US farms and the inclusion of more people of color and women. In alignment with the Justice40 initiative, our goal is to have 40% of our future farmers come from these underserved communities


AN ONGOING COMMITMENT TO
DIVERSITY AND EQUAL OPPORTUNITY
SENIOR LEADERSHIP
INCLUSION GOALS
CULTURE OF DIVERSITY
World Tree's senior leadership is 50% woman
Black, indeginous, and people of colour make up 40% of future farmers
Meaningful change via partnerships and initiatives

Forestry Experts


Andy Norris
Head of USA Farms
Jesus Espinoza, PhD
Director of Forestry & Farms
Daniel De Souza, PhD
Operations & Audit Lead

- **Over 7 million acres of forestry experience**
- **50 years Empress Splendor experience**
- **Four regional teams of foresters, agronomists, and environmental scientists**

- Expertise in genetics, operations, soil science, environmental protection, and FSC certification

Invest in Our Planet

The 2022 Eco-Tree Program is an invitation to all impact-focused investors to earn returns while benefiting the soil, the climate and helping to protect our natural forests.

There are not many investments that can make that claim - in fact, we haven't found any!

Join us, and let's show the world it can be done.


"The only investable idea I have real confidence in is farming and forestry. Make the farming more sustainable and the forestry more sustainable, and everyone benefits."
~ Billionaire timber investor, Jeremy Grantham

Downloads

Lumber Market White Paper-Version11.pdf